UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras about remuneration to shareholders

—

Rio de Janeiro, February 23, 2022 – Petróleo Brasileiro S.A. – Petrobras informs that its Board of Directors, at a meeting held today, authorized the submission to the General Shareholders' Meeting, scheduled for April 13, 2022, the proposal for distribution of complementary dividends equivalent to R$ 2.8610762 gross per outstanding preferred and common share. Considering the anticipations made in August and December 2021, the total remuneration to shareholders proposed for 2021 fiscal year is equivalent to R$ 7.773202 per common and preferred share.

The proposed dividend is in line with the Shareholder Remuneration Policy, which provides that in case of gross debt below US$65 billion, Petrobras may distribute to its shareholders 60% of the difference between operating cash flow and acquisitions of fixed and intangible assets (investments). Considering the reduction of the debt to US$ 58.7 billion, it was possible to apply the formula in full already in the year 2021.

The proposed dividend is compatible with the company's financial sustainability and is aligned with the commitment to create value for shareholders and society.

According to the proposal, the complementary dividends will be paid in May, as follows:

Amount to be paid: R$ 2.8610762 gross value per common and preferred share outstanding.

Record date: April 13, 2022 for holders of Petrobras shares traded on B3 and April 18, 2022 for ADR holders traded on New York Stock Exchange (NYSE). Petrobras shares will be traded ex-dividends on B3 and NYSE as of April 14, 2022.

Payment date: for holders of Petrobras shares traded on B3, payment will be made on May 16, 2022. ADR holders will receive the payment on May 23, 2022.

Form of distribution: The complementary remuneration to shareholders will be distributed in the form of dividends.

The amount of complementary dividends will be updated by the variation of the Selic rate from December 31, 2021 until the date of payment.

Petrobras' Shareholder Remuneration Policy can be accessed on the company's website (https://www.investidorpetrobras.com.br/en/).

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valladares 28 – 19º andar – 20031-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer